ANNUAL REPORT 2004

Kendle on the move

Financial Highlights

(In thousands, except per share data)	2004	2003	2002
Net service revenues	$172,888	$156,221	$165,173
Income (loss) from operations	6,705	2,161	(58,411)
Net income (loss)	3,572	(1,690)	(54,800)
Net income (loss) per diluted share	0.27	(0.13)	(4.30)
Working capital	40,714	38,523	41,451
Total assets	162,680	154,415	155,397
Shareholders' equity	102,775	96,369	94,360

About Kendle

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To our Shareholders, Customers, Associates and Friends:



Candace Kendle, PharmD
Chairman & CEO

Christopher C. Bergen
President & COO





2004 was an exciting year for Kendle. We made good progress against the four corporate imperatives that guided us through our first full year of operation under the Balanced Scorecard Management System. The results are impressive. Our percentage sales growth in 2004 tripled the reported industry average for Phase I–IV services.

Among our most notable achievements were the completion of our transition to a streamlined organizational structure, extension of our global footprint into five new countries across four continents during the year and in early 2005, and continued diversification of our customer base with the addition of 40 new customers.

Our commitment to excellence in clinical development is delivering results, both for our customers and for our shareholders, in a thriving industry with considerable growth potential.

The total CRO market size for 2005 is estimated between $13.6 billion[2] and $15.0 billion.[3] Kendle competes in the $5 billion Phase I–IV outsourced clinical development marketplace. As we enter 2005, projected growth in pharmaceutical R&D spending, an increase in study size and complexity, and new mandates for more thorough drug testing and increased safety surveillance are creating tremendous outsourcing opportunities for CROs. With a projected compound annual growth rate of 14.2 percent between 2003 and 2008,[4] the future for our industry has never been stronger.

Here are some highlights from our performance this year.

Structured to deliver

Our Kendle 2004 reorganization is now complete. Our move to customer-focused operating units with project leadership at the heart of delivery has been instrumental in increasing sales and delivering excellence in clinical development services for our customers. Our new structure has been key to maximizing efficiencies and strengthening our strategic partnerships, leading to increased sales and improved financial performance.

Kendle's new structure reflects more than 20 years of experience in responding to change in the global clinical development outsourcing industry. The Balanced Scorecard Management System provides a strong foundation for ongoing measurement of our continued progress in meeting the needs of our customers and shareholders going forward.

In 2004 and early 2005, we extended our worldwide reach, expanding into Romania, Bulgaria, Peru, India and South Africa.

During the year our project teams delivered hundreds of full-service international and national studies for our customers spanning the breadth of therapeutic classes, including oncology, central nervous system, cardiovascular, inflammatory and respiratory diseases. In keeping with the industry trend, we delivered more projects in oncology and central nervous system than any other therapeutic area over the last two years.

Growing our global footprint

The vast majority of clinical trials today face challenges in accessing patients, with slow enrollment leading to significant delays in trial completion and longer time to market. As a result, biopharmaceutical companies are looking increasingly for recruitment solutions in new geographic regions such as Central and Eastern Europe, Asia and Latin America that provide faster recruitment and access to larger, previously untreated patient populations for their clinical trials. And we're there for them.

In 2004, we extended our worldwide reach to drive sales of global trials. We significantly expanded our capability in Central and Eastern Europe through the opening of new offices in Bucharest, Romania, and Sofia, Bulgaria, and continued to build our presence in Latin America, specifically in Peru. Earlier this year, we announced the opening of offices in New Delhi, India, and Johannesburg, South Africa. Our continued expansion is part of a carefully-planned growth strategy designed to provide a presence in geographies with greater numbers and types of patient populations to meet enrollment needs. By providing access to these new populations, we expedite the recruitment process for our customers, saving them time and money and accelerating their time to market. As a result, we're able to offer a more tailored and global solution for our customers than many other CROs.

As we look to the future, we're continuing to evaluate opportunities for expansion in new geographies that will enhance our global position and meet the patient access needs of our customers.

Building our brand, diversifying our customer mix

Kendle has a history of meeting the changing needs of our biopharmaceutical customers. In 2004, we refocused and refined our core competencies in four key areas: Kendle Clinical Development (Phases I-III), Kendle Regulatory Affairs, Kendle Biometrics and Kendle Late Phase. Our new branding campaign and corporate website, launched earlier this year, focus on the unique advantages we provide our customers through expertise in these four competencies.

Proprietary quantitative research, conducted in late 2004, revealed insights into our customers' needs and Kendle's ability to deliver against these needs. Survey participants scored us high in all major aspects of trial delivery, with project management, teamwork and communications, ability to deliver on time and the expertise of our associates cited most frequently as Kendle strengths.

As we build our brand, we continue to build our customer base as well. As a testament to this effort, we developed relationships with 40 new customers in 2004. We continue to diversify our business mix, with our top five customers accounting for only 39 percent of our business by year end. Our revenue for 2004, excluding our largest customer, grew more than 20 percent and we achieved a 30 percent increase in revenues from our biotech customers from 2003 to 2004.

Kendle's continued ability to deliver results for our customers is evident. In a satisfaction survey earlier this year of our customers worldwide, more than 90 percent said they would recommend us to a colleague.

Sales growth three times market

Our sales performance is exceeding the marketplace. In 2004 we grew gross sales to $250 million – a 33 percent increase over 2003 and three times the reported sector growth rate for Phase I–IV services – ending the year with our two strongest sales quarters ever. Our book-to-bill ratio is growing steadily and our operating margin, though not yet as strong as we want it to be, has improved as a result of the efficiencies created by our new organizational structure. This will be a major focus in 2005.

Kendle made significant progress in delivering improved results to our shareholders in 2004. We ended the year with net service revenues of $172.9 million, up more than 10 percent from 2003 and slightly above the growth rate reported by our peer group for the year. Earnings per share for 2004 were $0.27, significantly improved over the $0.13 loss for 2003.

Our sales performance is exceeding the marketplace. In 2004 we grew gross sales to $250 million – a 33 percent increase over 2003 and three times the reported sector growth rate for Phase I–IV services.

We're striving to outperform the CRO sector by focusing on continued strong sales growth and efficient utilization of resources and technologies to achieve strong revenue growth, improved margins and increased shareholder value.

Build Kendle share 2005

Looking to the future, we'll leverage our successes to build our share in the marketplace and capitalize on the growing market opportunity for clinical development services. We'll build our share through a keen focus on our four corporate imperatives:

- **Restore growth and profitability.** We're striving to outperform the CRO sector by focusing on continued strong sales growth and efficient utilization of resources and technologies to achieve strong revenue growth, improved margins and increased shareholder value. The foundation of our strategy is the development of best-in-class professionals focused on delivery of sales and operational excellence to gain market share.
- **Focus on our customer and build our brand.** To build our share we're working throughout our organization to leverage combined business development, operations and marketing expertise across customers to greatly increase the intimacy and value of our relationships. We're building operational partnerships as our clinical teams work closely with their counterparts within our customers.
- **Maximize quality and increase capability.** To drive operational excellence we're focusing on building our organizational capability, including continued growth of therapeutic expertise and global patient access and retention capabilities.
- **Develop talent and reward performance.** We're continuing to differentiate ourselves in the marketplace through the significant expertise of our people worldwide to deliver results for our customers every day. To remain at the forefront of our industry, we're exposing our associates to the latest thinking in drug development, business management and clinical trial technologies and rewarding them based on individual and team performance.

A future full of opportunities

Even as we reflect on our progress in 2004, we remain strongly focused on the future. We're building on our success to strengthen our leadership position in the CRO industry and develop partnerships with new biopharmaceutical companies worldwide. We believe that the benefits provided as a result of our streamlined organizational structure will only further support our continued expansion and enhance our long-term growth potential.

Our achievements as a company are underscored by the significant accomplishments of our employees worldwide in support of drug development. Our associates in Crowthorne, United Kingdom, were recognized earlier this year as Clinical Research Team of the Year by the well-respected UK trade publication *Pharmaceutical Times* in its 2005 Researcher of the Year Awards. Also earlier this year, William K. Sietsema, PhD, Vice President, Clinical and Regulatory Strategic Planning, published a new book, *Strategic Clinical Development Planning: Designing Programs for Winning Products*, the flagship title in a six-book series about bringing new drugs to market. In 2004, Anthony Celeste, Senior Vice President of our Regulatory Consulting and Submissions group, received the Distinguished Service and Leadership Award from The Food and Drug Law Institute in honor of his lifelong contributions to the field of food and drug law. These are just a few of the examples of the world-class expertise we offer our customers.

With your continued support, we intend to build on our achievements in 2005 and the years to come.

As we strive to build Kendle share in 2005, we benefit from the guidance of our Board of Directors, the support of our investors and associates, and a daily commitment to our corporate imperatives of financial growth, customer focus and brand equity, operational excellence and best-in-class professionals. Our accomplishments are the result of our associates' dedication to our biopharmaceutical partners around the world, and our company's commitment to deliver the highest standards in corporate governance for our shareholders. We're proud of the important role we play in bringing new life-enhancing and life-saving medicines to market. With your continued support, we intend to build on our achievements in 2005 and the years to come.

With warmest regards,

Candace Kendle, PharmD
Chairman & Chief Executive Officer

Christopher C. Bergen
President & Chief Operating Officer

1. Translating Strategy into Action - The Balanced Scorecard, Robert S. Kaplan, David P. Norton
2. Goldman Sachs, December 2004
3. Jefferies, January 2005
4. Goldman Sachs, December 2004 and Jefferies, January 2005



Leadership Team


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1 **Candace Kendle, PharmD***
Chairman & CEO

2 **Christopher C. Bergen***
President & COO

3 **Karl "Buzz" Brenkert III, MBA***
Senior Vice President, Treasurer & CFO

4 **Douglas W. Campbell, Esq.***
Vice President, Secretary & Chief Legal Counsel

5 **Simon S. Higginbotham***
Vice President & CMO

6 **Martha R. Feller, PhD**
Senior Vice President, Americas

7 **Alan J. Boyce**
Vice President, Europe

8 **Melanie A. Bruno, PhD, MBA**
Vice President, Regulatory Affairs

9 **Anthony L. Forcellini**
Vice President, Technical Operations

10 **Douglas C. Kamm**
Vice President, Human Resources

11 **Cynthia L. Verst-Brasch, PharmD, MS**
Vice President, Late Phase

12 **Gary M. Wedig, MBA**
Vice President & CIO

* Executive Officers

Board of Directors

1 Candace Kendle, PharmD
Chairman of the Board & CEO

2 Christopher C. Bergen
President & COO

3 Robert R. Buck
President & CEO, Beacon Roofing Supply, Inc.

4 Robert C. Simpson
Retired, Group President & Director,
West Pharmaceutical Services Inc.

5 Donald C. Harrison, MD
Senior Vice President & Provost for Health Affairs Emeritus,
University of Cincinnati

6 G. Steven Geis, PhD, MD
Retired, Group Vice President; Arthritis,
Cardiovascular and Oncology Clinical Development,
Pharmacia & Upjohn Company

7 Timothy E. Johnson, PhD
President, Johnson Investment Counsel, Inc.
& Professor of Finance, University of Cincinnati

8 Frederick A. Russ, PhD
Senior Vice Provost, University of Cincinnati

Real people. Real results.

Kendle

Financial Review 2004

North America • Europe • Asia/Pacific • Latin America • Africa

Real people. Real results.

Kendle

1 Selected Financial Data

2 Management's Discussion and Analysis

11 Independent Auditors Report

12 Consolidated Statements of Operations

13 Consolidated Balance Sheets

14 Consolidated Statements of Shareholders' Equity

15 Consolidated Statements of Cash Flows

17 Notes to Consolidated Financial Statements

Selected Financial Data

(In thousands, except per share data) **For the years ended December 31,**	**2004**	**2003**	**2002**	**2001**	**2000**
Consolidated statement of operations					
Net service revenues	**$ 172,888**	**$ 156,221**	**$ 165,173**	**$ 154,302**	**$ 120,487**
Reimbursable out-of-pocket revenues	42,980	53,436	48,841	40,197	35,651
Total revenues	215,868	209,657	214,014	194,499	156,138
Cost and expenses:					
Direct costs	96,909	91,133	98,438	93,729	74,077
Reimbursable out-of-pocket costs	42,980	53,436	48,841	40,197	35,651
Selling, general and administrative	59,797	52,402	48,646	44,047	39,249
Depreciation and amortization	9,175	9,057	8,347	9,988	7,930
Employee severance and office consolidation costs	302	1,468	408	(766)	2,980
Goodwill impairment	–	–	67,745	–	–
Total costs and expenses	**209,163**	**207,496**	**272,425**	**187,195**	**159,887**
Income (loss) from operations	6,705	2,161	(58,411)	7,304	(3,749)
Interest income	400	334	534	903	988
Interest expense	(776)	(1,039)	(1,219)	(877)	(643)
Other	(873)	(725)	(61)	23	(292)
Investment impairment	–	(405)	(1,938)	–	–
Gain on debt extinguishment	597	558	–	–	–
Income (loss) before income tax	6,053	884	(61,095)	7,353	(3,696)
Income taxes	2,481	2,574	(6,295)	3,147	(1,566)
Net income (loss)	**$ 3,572**	**$ (1,690)**	**$ (54,800)**	**$ 4,206**	**$ (2,130)**
Income (loss) per share data					
Basic:					
Net income (loss) per share	$ 0.27	$ (0.13)	$ (4.30)	$ 0.34	$ (0.18)
Weighted average shares	13,166	12,973	12,734	12,251	11,708
Diluted:					
Net income (loss) per share	$ 0.27	$ (0.13)	$ (4.30)	$ 0.33	$ (0.18)
Weighted average shares	13,391	12,973	12,734	12,858	11,708
Consolidated balance sheet data[1]					
Working capital	$ 40,714	$ 38,523	$ 41,451	$ 36,664	$ 39,396
Total assets	162,680	154,415	155,397	204,051	176,519
Total short and long-term debt	9,853	15,503	21,236	16,217	2,746
Total shareholders' equity	102,775	96,369	94,360	142,307	132,870

1. From 2000 to 2004, the Company made four acquisitions. See Note 13 to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements and the related notes thereto, which are included herein, and should be read in conjunction therewith.

Company Overview

Kendle International Inc. (the Company) is a global clinical research organization (CRO) that delivers integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consulting and organizational meeting management and publications services on a contract basis to the pharmaceutical and biotechnology industries. The Company has operations in North America, Latin America, Europe, Asia, Africa and Australia. The Company is managed in one reportable segment encompassing contract services relating to Phase I through IV clinical trials.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A contract typically requires a portion of the contract fee to be paid at the time the contract is entered into, and the balance is received in installments over the contract's duration, in most cases on a milestone-achievement basis. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company also performs work under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rates for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price. Finally, at one of the Company's subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

The Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators as well as other out-of-pocket costs. These out-of-pocket costs are reimbursable by the Company's customers. The Company includes amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs, including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

Depreciation and amortization expenses consist of depreciation and amortization costs recorded on a straight-line method over the useful life of the property or equipment and internally developed software. Intangible assets with indefinite useful lives are reviewed at least annually for impairment. In 2002, the Company recorded a goodwill impairment charge of $67.7 million. See Note 6 in Notes to Consolidated Financial Statements for further detail on the 2002 goodwill impairment charge.

The CRO industry in general continues to depend on the research and development efforts of its principal biopharmaceutical customers, and the Company believes this dependence will continue. The loss of business from any of the major customers could have a material adverse effect on the Company.

The Company's results are subject to volatility due to a variety of factors. The cancellation or delay of contracts and cost overruns could have short-term adverse affects on the Consolidated Financial Statements. Fluctuations in the Company's sales cycle and the ability to maintain large customer contracts or enter into new contracts could hinder the Company's long-term growth. In addition, the Company's aggregate backlog, consisting of signed contracts and letters of intent, is not necessarily a meaningful indicator of future results. Accordingly, no assurance can be given that the Company will be able to realize the net service revenues included in the backlog.

Acquisitions

On October 1, 2003, the Company completed its acquisition of Mexican CRO Estadisticos y Clinicos Asociados, S.A. (ECA). ECA is a Phase I-IV CRO located in Mexico City, Mexico. With the acquisition, the Company expanded its capability to conduct clinical trials in Latin America. The Company acquired substantially all of the assets and assumed certain liabilities of ECA for a purchase price of approximately $3.6 million in cash, including acquisition costs.

In 2002, the Company acquired the assets of Clinical and Pharmacologic Research, Inc. (CPR), located in Morgantown, West Virginia. Further information regarding the Company's acquisitions is included in Note 13 to the Consolidated Financial Statements.

The results of operations for these acquisitions are included in the Company's Consolidated Statements of Operations from the date of acquisition.

Results of Operations

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

Net service revenues increased 11% to $172.9 million for 2004 from $156.2 million in 2003. Excluding the impact of foreign currency exchange rates, net service revenues increased 6% in 2004. The 11% increase in net service revenues is composed of growth in organic revenues of 9% and growth of 2% due to the Company's acquisition. Net service revenues in North America were at similar levels in 2004 as compared to 2003, with the majority of the Company's resulting growth coming from its European operations. Revenues from the Company's Phase I unit in the Netherlands grew by approximately 13% due to increased customer demand for Phase I services in 2004.


Net Service Revenues
($ millions)
165.2
156.2
172.9
2002
2003
2004

Approximately 41% of the Company's net service revenues in 2004 were derived from its operations outside of North America as compared to 34% in 2003. Revenues from the Company's top five customers accounted for approximately 39% and 47% of net service revenues in 2004 and 2003, respectively. Net service revenues from Pfizer Inc. (including the former Pharmacia Corp.) accounted for approximately 20% of the total 2004 net service revenues as compared to 27% for 2003. The Company's net service revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2004 or 2003.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues decreased 19.6% to $43.0 million in 2004 from $53.4 million in 2003. The decrease is primarily due to a decrease in the number of contracts in which the Company is paying investigators on behalf of its customers.

Operating Expenses

Direct costs increased by 6% from $91.1 million in 2003 to $96.9 million in 2004. The 6% increase in direct costs is composed of a 5% increase in organic direct costs and a 1% increase in direct costs due to the Company's acquisition. Foreign currency exchange rate fluctuations accounted for the majority of the increase in direct costs. Direct costs as a percentage of net service revenues were 56.1% and 58.3% in 2004 and 2003, respectively. The improvement in gross margin is attributable primarily to increased utilization of billable employees as well as the overall mix of contracts.

Reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket costs decreased 19.6% to $43.0 million in 2004 from $53.4 million in 2003. The decrease is primarily due to a decrease in the number of contracts in which the Company is paying investigators on behalf of its customers.

Selling, general and administrative expenses increased by 14% to $59.8 million in 2004 from $52.4 million in 2003. The 14% increase in SG&A costs is composed of a 13% increase in organic SG&A costs and a 1% increase in SG&A costs due to the Company's acquisition. Foreign currency exchange rate fluctuations accounted for a 4% increase in selling, general and administrative expenses in 2004 as compared to 2003. Primary reasons for the increase in SG&A costs included increased accounting costs related to compliance with the Sarbanes-Oxley Act of 2002, specifically compliance with Section 404; increased costs related to the Company's expansion into new geographies; and increased SG&A costs in Europe to support the growth in the Company's European business.

Depreciation and amortization increased by $0.1 million in 2004, or 1% over 2003.

In the first quarter of 2004, to align its resources to meet customer need and demand projections, the Company implemented a workforce realignment plan, which resulted in a pre-tax charge of approximately $254,000 for severance and outplacement benefits. In the second quarter of 2004, the Company incurred an additional $48,000 in costs related to this workforce realignment plan. This workforce realignment plan affected approximately 3 percent of the Company's North American workforce. All amounts related to this plan were paid in the second quarter of 2004 and no amounts remain accrued at December 31, 2004. In the first quarter of 2003, the Company recorded a charge of approximately $680,000 for severance and outplacement benefits related to a workforce reduction program which affected approximately 1 percent of its total workforce. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by approximately $106,000 as a result of lower-than-expected severance costs related to the workforce reduction. In the third quarter of 2003, the Company recorded a charge of approximately $897,000 for severance and outplacement costs in connection with a workforce realignment plan implemented in August. Approximately $15,000 remains accrued at December 31, 2004, related to this plan.

Other Income

Total other income (expense) was expense of $0.7 million in 2004 compared to an expense of approximately $1.3 million in 2003. In 2004 the Company recorded foreign currency transaction losses of approximately $591,000 as a result of fluctuations between the British Pound and the Euro and between the U.S. dollar and either the Euro or the British Pound compared to foreign currency transaction losses of approximately $449,000 in 2003. In 2004, the Company made partial early repayments on its convertible note and recorded gains from these repayments of approximately $597,000. In 2003, the Company recorded a similar gain on partial early retirement of convertible debt of $558,000. In the second quarter of 2003, the Company determined that its investment in KendleWits, its 50% owned joint-venture in the People's Republic of China was permanently impaired and recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero.

Income Taxes

The Company recorded a tax expense at an effective rate of 41% in 2004 compared to tax expense at an effective rate in excess of 100% in 2003. The improvement in the effective rate in 2004 is primarily due to the improvement in operating results at the Company's European subsidiaries that have valuation allowances against net operating loss carryforwards. Valuation allowances in 2003 against these net operating loss carryforwards amounted to approximately $1.4 million. Because Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

The net income for 2004, including the effects of the severance charge and gain from debt extinguishment (of approximately $177,000 or $0.02 per share), was approximately $3.6 million or $0.27 per basic and diluted share. Inclusive of the severance and outplacement charges, the write-off of the KendleWits investment and the gain on early partial extinguishment of debt (items with an aggregate after-tax impact of approximately $1.1 million, or $0.08 per share), the net loss [redacted]

Approximately 34% of the Company's net service revenues in 2003 were derived from the Company's operations outside the United States as compared to 27% in 2002. Revenues from the top five customers accounted for approximately 47% and 46% of net service revenues in 2003 and 2002, respectively. Net service revenues from Pfizer Inc. (including the former Pharmacia Corp.) accounted for approximately 27% of the total 2003 net service revenues as compared to 29% for Pfizer and Pharmacia combined in 2002. The Company's revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2003 or 2002.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 9.4% to $53.4 million in 2003 from $48.8 million in 2002.

Operating Expenses

Direct costs decreased by $7.3 million, or 7%, for 2003 as compared to 2002. The 7% decrease in direct costs is composed of an 8% decline in organic direct costs offset by a 1% increase in direct costs due to the Company's acquisitions. Foreign currency exchange rate fluctuations accounted for a 5% increase in direct costs in 2003 as compared to 2002. The decrease in organic direct costs is due to the reduced usage of outside contractors working on Company contracts as well as the workforce realignment and other cost containment measures implemented in 2003. In addition, in 2003, direct costs recorded on contracts in which costs [redacted]

Selling, general and administrative expenses increased by $3.8 million or 8% from 2002 to 2003. The 8% increase in selling, general and administrative costs is composed of a 6% increase in organic SG&A costs and a 2% increase in SG&A costs due to the Company's acquisition. Foreign currency exchange rate fluctuations in 2003 accounted for a 4% increase in selling, general and administrative expenses as compared to 2002. The remainder of the increase in organic SG&A costs is due primarily to broad-based employee incentive compensation amounts accrued in 2003 that were not present in 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 33.5% for 2003 and 29.5% for 2002. The increase in these costs as a percentage of net service revenues is due primarily to the increase in SG&A expenses as discussed previously and a smaller net service revenue base.

Depreciation and amortization expense increased by $0.7 million or 9% in 2003 as compared to 2002. The increase is due primarily to increased depreciation and amortization relating to the Company's capital expenditures of $5.6 million during 2003.

In the first quarter of 2003, to bring its cost structure more in line with the then-current revenue projections, the Company recorded a charge of approximately $680,000 for severance and outplacement benefits related to a workforce reduction program, which affected approximately 1 percent of its total workforce. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by approximately $106,000 as a result of lower-than-expected severance costs related to the workforce reduction. In the third quarter of 2003, the Company recorded a charge of approximately $897,000 for severance and outplacement costs in connection with a workforce realignment plan implemented in August. In the third quarter of 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, New Jersey. The Company previously had maintained separate offices in Princeton, Cranford and Fort Lee, New Jersey. In connection with the office consolidation, the Company recorded a pre-tax charge of $408,000 in 2002, consisting primarily of facility lease costs and severance, employee retention and outplacement costs.

In the fourth quarter of 2002, the Company recognized a goodwill impairment charge of $67.7 million in accordance with SFAS No. 142. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations. For more discussion on this charge, see Note 6 in the Company's Notes to Consolidated Financial Statements.

Other Income

Total other income (expense) was expense of $1.3 million in 2003 as compared to expense of approximately $2.7 million in 2002. In the second quarter of 2003, the Company determined that its investment in KendleWits, its 50% owned joint-venture in China, was permanently impaired and recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero. Also in the second quarter of 2003, the Company made a partial early repayment on its $6 million convertible note and recorded a gain of approximately $558,000 from this early partial debt extinguishment. In addition, in 2003, the Company recorded foreign currency transaction losses of approximately $449,000 as a result of the British pound and U.S. dollar weakening against the Euro. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge to write-off its investment in Digineer, Inc., a healthcare consulting and software development company that adopted a plan to cease operations during 2002. Foreign currency transaction gains amounted to approximately $147,000 in 2002.

Income Taxes

The Company reported a tax expense at an effective rate in excess of 100% in 2003 as compared to a tax benefit at an effective rate of 10.3% for 2002. The Company's effective tax rate in 2003 and 2002 was affected negatively by a number of factors. In 2003, the Company continued to record valuation allowances against net operating loss carryfowards in certain of its European subsidiaries. Valuation allowances in 2003 against these net operating loss carryforwards amounted to approximately $1.4 million. The write-off of the Digineer investment in 2002 is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company recorded a valuation allowance against this deferred tax asset and accordingly, no income tax benefit was recorded. In addition, a tax benefit was recorded only on that portion of the goodwill impairment charge recorded in 2002 which will be deductible in future tax periods. In 2002, the valuation allowance relating primarily to net operating loss carryforwards in certain European subsidiaries of the Company amounted to approximately $3.5 million. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

Inclusive of the severance and outplacement charges, the write-off of the KendleWits investment and the gain on early partial extinguishment of debt (items with an aggregate after-tax impact of approximately $1.1 million, or $0.08 per share), the net loss for 2003 was $1.7 million or $0.13 per basic and diluted share. Inclusive of the goodwill impairment charge, the write-off of the Digineer investment, office consolidation costs and the tax valuation allowance discussed previously (items with an aggregate after-tax impact of approximately $59.9 million or $4.68 per share), the net loss for 2002 was $54.8 million or $4.30 per basic and diluted share.

Liquidity and Capital Resources

In 2004, cash and cash equivalents decreased by $4.1 million as a result of cash provided by operating activities of $7.9 million offset by cash used in investing activities of $6.8 million and cash used in financing activities of $5.4 million. In addition, the Company has restricted cash of approximately $971,000, which represents cash received from customers that is segregated in a separate transaction losses of approximately $449,000 in 2003. In 2004, the Company made partial early repayments on its convertible note and recorded gains from these repayments of approximately $597,000. In 2003, the Company recorded a similar gain on partial early retirement of convertible debt of $558,000. In the second quarter of 2003, the Company determined that its investment in KendleWits, its 50% owned joint-venture in the People's Republic of China was permanently impaired and recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero.

Income Taxes

The Company recorded a tax expense at an effective rate of 41% in 2004 compared to tax expense at an effective rate in excess of 100% in 2003. The improvement in the effective rate in 2004 is primarily due to the improvement in operating results at the Company's European subsidiaries that have valuation allowances against net operating loss carryforwards. Valuation allowances in 2003 against these net operating loss carryforwards amounted to approximately $1.4 million. Because Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

The net income for 2004, including the effects of the severance charge and gain from debt extinguishment (of approximately $177,000 or $0.02 per share), was approximately $3.6 million or $0.27 per basic and diluted share. Inclusive of the severance and outplacement charges, the write-off of the KendleWits investment and the gain on early partial extinguishment of debt (items with an aggregate after-tax impact of approximately $1.1 million, or $0.08 per share), the net loss for 2003 was $1.7 million or $0.13 per basic and diluted share.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Net service revenues decreased 5% to $156.2 million for 2003 from $165.2 million in 2002. Excluding the impact of foreign currency exchange rates, net service revenues decreased 10% in 2003. The 5% decrease in net service revenues consists of a decline in organic revenues of 6% offset by growth due to the Company's acquisitions of 1%. Net service revenues in North America declined by approximately $18.1 million in 2003 compared to 2002. The decline in North American net service revenues was partially offset by an increase in net service revenues in both the European and Asia-Pacific regions, which increased by approximately $7.5 million and $1.7 million, respectively. The decline in North American net service revenues is due to an overall slowdown in new business in the first half of 2003 and, in particular, a slowdown in new business from two of the Company's largest customers, which completed a merger in 2003. In addition, project delays and cancellations adversely impacted net service revenues in the first half of 2003 compared to 2002. Finally, in 2003, net service revenues recorded on contracts in which costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues decreased by approximately $3.6 million.

Approximately 34% of the Company's net service revenues in 2003 were derived from the Company's operations outside the United States as compared to 27% in 2002. Revenues from the top five customers accounted for approximately 47% and 46% of net service revenues in 2003 and 2002, respectively. Net service revenues from Pfizer Inc. (including the former Pharmacia Corp.) accounted for approximately 27% of the total 2003 net service revenues as compared to 29% for Pfizer and Pharmacia combined in 2002. The Company's revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2003 or 2002.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 9.4% to $53.4 million in 2003 from $48.8 million in 2002.

Operating Expenses

Direct costs decreased by $7.3 million, or 7%, for 2003 as compared to 2002. The 7% decrease in direct costs is composed of an 8% decline in organic direct costs offset by a 1% increase in direct costs due to the Company's acquisitions. Foreign currency exchange rate fluctuations accounted for a 5% increase in direct costs in 2003 as compared to 2002. The decrease in organic direct costs is due to the reduced usage of outside contractors working on Company contracts as well as the workforce realignment and other cost containment measures implemented in 2003. In addition, in 2003, direct costs recorded on contracts in which costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues decreased by approximately $3.6 million. Direct costs as a percentage of net service revenues were 58.3% and 59.6% in 2003 and 2002, respectively. The decline in direct costs as a percentage of net service revenues is attributable primarily to the mix of direct labor involved in contracts as well as the overall mix of contracts in 2003 as compared to 2002. In addition, contributing to the decline was a decrease in the number of contracts in which investigator and other out-of-pocket costs were fixed by the contract terms and, accordingly, net service revenue was recorded at little or no margin.

Reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket costs increased 9.4% to $53.4 million in 2003 from $48.8 million in 2002.

Selling, general and administrative expenses increased by $3.8 million or 8% from 2002 to 2003. The 8% increase in selling, general and administrative costs is composed of a 6% increase in organic SG&A costs and a 2% increase in SG&A costs due to the Company's acquisition. Foreign currency exchange rate fluctuations in 2003 accounted for a 4% increase in selling, general and administrative expenses as compared to 2002. The remainder of the increase in organic SG&A costs is due primarily to broad-based employee incentive compensation amounts accrued in 2003 that were not present in 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 33.5% for 2003 and 29.5% for 2002. The increase in these costs as a percentage of net service revenues is due primarily to the increase in SG&A expenses as discussed previously and a smaller net service revenue base.

Depreciation and amortization expense increased by $0.7 million or 9% in 2003 as compared to 2002. The increase is due primarily to increased depreciation and amortization relating to the Company's capital expenditures of $5.6 million during 2003.

In the first quarter of 2003, to bring its cost structure more in line with the then-current revenue projections, the Company recorded a charge of approximately $680,000 for severance and outplacement benefits related to a workforce reduction program, which affected approximately 1 percent of its total workforce. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by approximately $106,000 as a result of lower-than-expected severance costs related to the workforce reduction. In the third quarter of 2003, the Company recorded a charge of approximately $897,000 for severance and outplacement costs in connection with a workforce realignment plan implemented in August. In the third quarter of 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, New Jersey. The Company previously had maintained separate offices in Princeton, Cranford and Fort Lee, New Jersey. In connection with the office consolidation, the Company recorded a pre-tax charge of $408,000 in 2002, consisting primarily of facility lease costs and severance, employee retention and outplacement costs.

In the fourth quarter of 2002, the Company recognized a goodwill impairment charge of $67.7 million in accordance with SFAS No. 142. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations. For more discussion on this charge, see Note 6 in the Company's Notes to Consolidated Financial Statements.

Other Income

Total other income (expense) was expense of $1.3 million in 2003 as compared to expense of approximately $2.7 million in 2002. In the second quarter of 2003, the Company determined that its investment in KendleWits, its 50% owned joint-venture in China, was permanently impaired and recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero. Also in the second quarter of 2003, the Company made a partial early repayment on its $6 million convertible note and recorded a gain of approximately $558,000 from this early partial debt extinguishment. In addition, in 2003, the Company recorded foreign currency transaction losses of approximately $449,000 as a result of the British pound and U.S. dollar weakening against the Euro. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge to write-off its investment in Digineer, Inc., a healthcare consulting and software development company that adopted a plan to cease operations during 2002. Foreign currency transaction gains amounted to approximately $147,000 in 2002.

Income Taxes

The Company reported a tax expense at an effective rate in excess of 100% in 2003 as compared to a tax benefit at an effective rate of 10.3% for 2002. The Company's effective tax rate in 2003 and 2002 was affected negatively by a number of factors. In 2003, the Company continued to record valuation allowances against net operating loss carryfowards in certain of its European subsidiaries. Valuation allowances in 2003 against these net operating loss carryforwards amounted to approximately $1.4 million. The write-off of the Digineer investment in 2002 is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company recorded a valuation allowance against this deferred tax asset and accordingly, no income tax benefit was recorded. In addition, a tax benefit was recorded only on that portion of the goodwill impairment charge recorded in 2002 which will be deductible in future tax periods. In 2002, the valuation allowance relating primarily to net operating loss carryforwards in certain European subsidiaries of the Company amounted to approximately $3.5 million. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

Inclusive of the severance and outplacement charges, the write-off of the KendleWits investment and the gain on early partial extinguishment of debt (items with an aggregate after-tax impact of approximately $1.1 million, or $0.08 per share), the net loss for 2003 was $1.7 million or $0.13 per basic and diluted share. Inclusive of the goodwill impairment charge, the write-off of the Digineer investment, office consolidation costs and the tax valuation allowance discussed previously (items with an aggregate after-tax impact of approximately $59.9 million or $4.68 per share), the net loss for 2002 was $54.8 million or $4.30 per basic and diluted share.

Liquidity and Capital Resources

In 2004, cash and cash equivalents decreased by $4.1 million as a result of cash provided by operating activities of $7.9 million offset by cash used in investing activities of $6.8 million and cash used in financing activities of $5.4 million. In addition, the Company has restricted cash of approximately $971,000, which represents cash received from customers that is segregated in a separate

Company bank account and available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer. Net cash provided by operating activities consisted primarily of net income increased by non-cash adjustments (primarily depreciation and amortization) offset by an increase in net accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Accounts receivable, net of advance billings, increased from $20.3 million at December 31, 2003 to $31.1 million at December 31, 2004.

Cash flows from investing activities for the year ended December 31, 2004 consisted primarily of capital expenditures of $5.3 million and net purchases of available-for-sale securities of $1.5 million.

Cash flows from financing activities for the year ended December 31, 2004 consisted primarily of net payments under the Company's credit facilities of $3.0 million, partial repayments of the Company's convertible debt of $1.9 million and payments of capital lease obligations of approximately $975,000.

In 2003, cash and cash equivalents increased by $9.1 million as a result of cash provided by operating activities of $14.2 million offset by cash used in investing activities of $0.7 million and cash used in financing activities of $5.2 million. In addition, the Company has $1.8 million in restricted cash, which represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer. Net cash provided by operating activities consisted primarily of the net loss increased by non-cash adjustments (primarily depreciation and amortization) and a decrease in net accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer. Accounts receivable, net of advance billings, decreased from $24.7 million at December 31, 2002 to $20.3 million at December 31, 2003.

Cash flows from investing activities for the year ended December 31, 2003 consisted primarily of capital expenditures of $5.6 million and costs related to the acquisition of ECA of $3.6 million (net of cash acquired), offset by net proceeds from the sale of available -for-sale securities of $8.4 million.

Cash flows from financing activities for the year ended December 31, 2003 consisted primarily of net payments under the Company's credit facility of $3.0 million, a partial repayment of the Company's convertible debt of $1.4 million and payments on capital lease obligations of approximately $850,000.

In 2002, cash and cash equivalents increased by $6.7 million as a result of cash provided by operating activities of $27.0 million offset by cash used in investing activities of $18.0 million and cash used in financing activities of $2.8 million. There was no restriction on cash and cash equivalents in 2002. Net cash provided by operating activities consisted primarily of the net loss increased by non-cash adjustments (the goodwill impairment charge, loss on Digineer investment and depreciation and amortization) and a decrease in net accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer. Accounts receivable, net of advance billings, decreased from $40.7 million at December 31, 2001 to $24.7 million at December 31, 2002.

Cash flows from investing activities for the year ended December 31, 2002 consisted primarily of capital expenditures of $9.0 million, costs related to the acquisition of CPR of $7.9 million (net of cash acquired), and additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of Health Care Communications, Inc. offset by net proceeds from the sale of available-for-sale securities of $1.7 million.

Cash flows from financing activities for the year ended December 31, 2002 consisted primarily of net payments under the Company's credit facility of $1.9 million and payments on capital lease obligations of approximately $800,000.

The Company had available-for-sale securities totaling $10.3 million and $8.9 million at December 31, 2004 and 2003, respectively.

Cash used for capital expenditures was $5.3 million, $5.6 million and $9.0 million in 2004, 2003 and 2002, respectively.

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced its previous credit facility that would have expired in October 2003. Certain provisions of this Facility have been subsequently amended. The Facility is composed of a revolving credit loan that expires in May 2005 and a $15.0 million term loan that matures in March 2007. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The revolving credit loan bears interest at a rate equal to either (a) the Eurodollar Rate plus the Applicable Percentage (as defined), or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate.

Under terms of the Facility, revolving loans are convertible into term loans within the Facility if used for acquisitions. The Facility contains various restrictive financial covenants, including the maintenance of certain fixed-coverage and leverage ratios. The Company is in compliance with the financial covenants contained in the Facility (as amended) as of December 31, 2004.

The $5.0 million Multicurrency Facility is composed of a Euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or, (b) the Bank's Base Rate (as determined by the Bank having regard to prevailing market rates) plus a margin (as defined).

At December 31, 2004, no amounts were outstanding under the Company's revolving credit loan, $6.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 5.82%. Principal payments of $750,000 are due on the term loan on the last business day of each quarter through March 2007.

Effective July 1, 2002, the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. The swap is designated as a cash flow hedge under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under the swap agreement, the interest rate on the term loan is fixed at 4.32% plus the applicable margin (currently 1.5%). The swap is in place through the life of the term loan, ending on March 31, 2007. Changes in fair value of the swap are recorded in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. At December 31, 2004, approximately $92,000 has been recorded in Accumulated Other Comprehensive Loss to reflect a decrease in the fair value of the swap compared to a decrease in the fair value of approximately $351,000 at December 31, 2003.

With the acquisition of CPR, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually.

In June of 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003 and January 10, 2005. The four payments are to be initiated either by the Company through the exercise of a "call" option or by the CPR shareholders through the exercise of a "put" option. If the four put or call options are exercised, the Company would pay $4.5 million to fully settle the $6.0 million note. Gains resulting from this early extinguishment of debt are recorded when paid as a gain in the Company's Consolidated Statements of Operations. In the first quarter of 2004, the Company paid approximately $750,000 to settle $1.0 million of the then remaining $4.0 million of the convertible note that was outstanding at December 31, 2003. A gain of $254,000 has been recorded in the first quarter of 2004 in the Company's Consolidated Statements of Operations. Similarly, in the second quarter of 2004, the CPR shareholders exercised their put option and the Company paid approximately $1.2 million to settle $1.5 million of the remaining $3.0 million of the convertible note that was outstanding at March 31, 2004. A gain of $343,000 was recorded in the second quarter of 2004 in the Company's Consolidated Statements of Operations. The balance which remains outstanding under this convertible note at December 31, 2004 is $1.5 million. The final repayment occurred in the first quarter of 2005.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under the Facility and the Multicurrency Facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider the acquisition of businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

Contractual Obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2004 are as follows:

(in thousands)	2005	2006-2007	2008-2009	After 2009	Total
Capital lease obligations, including interest	$ 784	$ 649	$ 264	$ —	$ 1,697
Operating leases	7,471	13,930	9,841	2,917	34,159
Purchase obligations	535	535	—	—	1,070
Debt payments	3,000	3,750	—	—	6,750
Convertible note	1,500	—	—	—	1,500
Total	$13,290	$18,864	$10,105	$2,917	$ 45,176

Short-term obligations arising in the ordinary course of business are excluded from the above table.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make significant estimates and assumptions that affect the reported Consolidated Financial Statements for a particular period. Actual results could differ from those estimates.

Revenue Recognition

The majority of the Company's net service revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based on assumptions regarding the estimated total costs for each contract. Costs are incurred for each project and compared to the estimated budgeted costs for each contract to determine a percentage of completion on a project. The percentage of completion is multiplied by the total contract value to determine the amount of revenue recognized. Management reviews the budget on each contract to determine if the budgeted amounts are correct, and budgets are adjusted as needed. As the work progresses, original estimates might be changed due to changes in the scope of the work. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company attempts to negotiate contract amendments with its customers to cover services provided outside the terms of an original contract. However, there can be no guarantee that the sponsor will agree to the proposed amendments, and the Company ultimately bears the risk of cost overruns.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed.

As the Company provides services on projects, the Company also incurs third-party and other pass-through costs, which are typically reimbursable by its customers pursuant to the contract. In certain contracts, however, these costs are fixed by the contract terms. In these contracts, the Company is at risk for costs incurred in excess of the amounts fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net service revenues. Excess costs incurred above the contract terms would affect negatively the Company's gross margin.

Accounts Receivable/Allowance for Doubtful Accounts

Billed accounts receivable represents amounts for which invoices have been sent to customers. Unbilled accounts receivable are amounts recognized as revenue for which invoices have not yet been sent to customers. Advance billings represent amounts billed or payment received for which revenues have not yet been earned. The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might pose collection problems. If the Company is unable to collect all or part of its outstanding receivables, there could be a material impact on the Company's Consolidated Results of Operations or financial position.

Long-Lived Assets

The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss on an annual basis, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test goodwill for impairment. The goodwill impairment testing involves the use of estimates related to the fair market value of the reporting unit and is inherently subjective. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds fair value. In 2002, the Company recorded a goodwill impairment charge of $67.7 million. At December 31, 2003 and December 31, 2004 the fair value of the Company exceeded the carrying value, resulting in no goodwill impairment charge. In addition, the Company has a $15 million indefinite lived intangible asset representing one customer relationship acquired in the Company's acquisition of CPR. The intangible asset is evaluated each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Internally Developed Software

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs over the useful life of the product, not to exceed five years. Internally developed software represents software in the application development stage, and there is no assurance that the software development process will produce a final product for which the fair value exceeds its carrying value. Internally developed software is an intangible asset subject to impairment write-downs whenever events indicate that the carrying value of the software may not be recoverable. As with other long-lived assets, this asset is reviewed at least annually to determine the appropriateness of the carrying value of the asset. Assessing the fair value of the internally developed software requires estimates and judgment on the part of management.

Tax Valuation Allowance

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because the Company conducts business on a global basis, its effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets and a valuation allowance has been established based on an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. If estimates prove inaccurate or if the tax laws change unfavorably, significant revisions in the valuation allowance may be required in the future.

Additional Considerations

On July 15, 2002, two of the Company's major customers, Pharmacia Corp. and Pfizer Inc., announced plans to merge in a stock-for-stock transaction. The merger closed in the second quarter of 2003. Pharmacia and Pfizer combined represent approximately 20% of the Company's net service revenues for the year ended December 31, 2004 and approximately 16% of the Company's December 31, 2004, backlog. During the second quarter of 2003, the Company identified a change, coinciding with the completion of the announced merger, in the levels of business received from the combined Pfizer company. Although the level of awards received from Pfizer increased during the second half of 2003 and in 2004, the level of awards has not reached pre-merger levels. There is no assurance that the level of business received will meet or exceed the business amounts the Company received from Pharmacia Corp. and Pfizer Inc. in periods prior to the merger.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued State of Financial Accounting Standards No. 123, "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a range of share-based compensation arrangements, including share options, restricted stock plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123(R) replaces FAS Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Public entities will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company is in the process of evaluating the impact SFAS 123(R) will have on its reported earnings.

In December 2004, the FASB issued FASB Staff Position (FSP) No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The FSP provides guidance under FAS No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act, enacted on October 22, 2004, creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. FSP No. 109-2 states that companies are allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS No. 109. The Company has evaluated the effects of the repatriation provision and does not plan to repatriate undistributed income earned abroad. Therefore, the provisions of FSP 109-2 have no material effect on the Company's Consolidated Financial Statements.

In November 2003, during discussions on EITF Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the EITF reached a consensus, which requires quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 224 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The consensus on quantitative and qualitative disclosures is effective for fiscal years ending after December 15, 2003 and comparative information for earlier periods presented is not required. At the March 2004 EITF meeting, the Task Force reached a consensus on a three-step impairment model. Except for disclosure requirements already in place, the Issue 03-01 consensus will be effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004. The adoption of this standard has no material effect on the Company's Consolidated Financial Statements.

Cautionary Statement for Forward-Looking Information

Certain statements contained in this Form 10-K that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which the statements are made.

Statements concerning expected financial performance, ongoing business strategies and possible future action that the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors that could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, changes in the financial conditions of the Company's customers, potential mergers and acquisitions in the pharmaceutical industry, the Company's ability to manage growth, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the fixed price nature of contracts or the loss of large contracts, cancellation or delay of contracts, the progress of ongoing projects, cost overruns, fluctuations in the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, the carrying value of and impairment of the Company's investments and the other risk factors set forth in the Company's filings with the Securities and Exchange Commission, copies of which are available upon request from the Company's Investor Relations department. The Company's growth and ability to achieve operational and financial goals is dependent upon its ability to attract and retain qualified personnel. If the Company fails to hire, retain and integrate qualified personnel, it will be difficult for the Company to achieve its financial and operational goals. No assurance can be given that the Company will be able to realize the net service revenues included in backlog and verbal awards. The Company believes that its aggregate backlog and verbal awards are not necessarily meaningful indicators of future results.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers. From time to time contracts are denominated in a currency different than the particular local currency. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's net service revenues and resultant net income can be affected by fluctuations in exchange rates.

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in Other Income (Expense) in the Consolidated Statements of Operations.

The Company's Consolidated Financial Statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting Consolidated Financial Statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end-of-period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiaries' U.S. dollar balance sheet and is necessary to keep the foreign subsidiaries' balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity in the Consolidated Balance Sheet, were $2.7 million at December 31, 2004 compared to $1.2 million at December 31, 2003.

Interest Rates

The Company is exposed to changes in interest rates on its available-for-sale securities and amounts outstanding under the Facility and Multicurrency Facility. Available-for-sale securities are recorded at fair value in the Consolidated Financial Statements. These securities are exposed to market price risk, which also takes into account interest rate risk. At December 31, 2004, the potential loss in fair value resulting from a hypothetical decrease of 10% in quoted market price would be approximately $1.0 million.

In July 2002, the Company entered into an interest rate swap agreement with the intent of managing the interest rate risk on its five-year term loan. Interest rate swap agreements are contractual agreements between two parties for the exchange of interest payment streams on a principal amount and an agreed-upon fixed or floating rate, for a defined period of time. See discussion of debt in the Liquidity and Capital Resources section of the Management's Discussion and Analysis of Financial Conditions and Results of Operations.

Consolidated Statements Of Operations

(in thousands except per share data) **for the years ended December 31,**	**2004**	**2003**	**2002**
Net service revenues	**$172,888**	**$156,221**	**$165,173**
Reimbursable out-of-pocket revenues	42,980	53,436	48,841
Total revenues	215,868	209,657	214,014
Cost and expenses:			
Direct costs	96,909	91,133	98,438
Reimbursable out-of-pocket costs	42,980	53,436	48,841
Selling, general and administrative	59,797	52,402	48,646
Depreciation and amortization	9,175	9,057	8,347
Employee severance and office consolidation costs	302	1,468	408
Goodwill impairment	—	—	67,745
Total costs and expenses	209,163	207,496	272,425
Income (loss) from operations	6,705	2,161	(58,411)
Other income (expense):			
Interest income	400	334	534
Interest expense	(776)	(1,039)	(1,219)
Other	(873)	(725)	(61)
Investment impairment	—	(405)	(1,938)
Gain on debt extinguishment	597	558	—
Total other (expenses)	(652)	(1,277)	(2,684)
Income (loss) before income taxes	6,053	884	(61,095)
Income taxes	2,481	2,574	(6,295)
Net income (loss)	$3,572	$(1,690)	$(54,800)
Income (loss) per share data:			
Basic:			
Net income (loss) per share	$0.27	$(0.13)	$(4.30)
Weighted average shares	13,166	12,973	12,734
Diluted:			
Net income (loss) per share	$0.27	$(0.13)	$(4.30)
Weighted average shares	13,391	12,973	12,734

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share data) **December 31,**	**2004**	**2003**
Assets		
Current assets:		
Cash and cash equivalents	$17,665	$21,750
Restricted cash	971	1,777
Available-for-sale securities	10,271	8,881
Accounts receivable	56,025	41,573
Other current assets	10,243	9,947
Total current assets	95,175	83,928
Property and equipment, net	16,821	17,607
Goodwill	26,003	25,404
Other finite-lived intangible assets	663	821
Other indefinite-lived intangible assets	15,000	15,000
Long-term deferred tax asset	2,621	3,706
Other assets	6,397	7,949
Total assets	**$162,680**	**$154,415**
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of obligations under capital leases	$740	$827
Current portion of amounts outstanding under credit facilities	3,000	3,000
Convertible note	1,500	—
Trade payables	9,169	5,601
Advance billings	24,924	21,243
Other accrued liabilities	15,128	14,734
Total current liabilities	54,461	45,405
Obligations under capital leases, less current portion	863	926
Convertible note	—	4,000
Long-term debt	3,750	6,750
Deferred income taxes payable	486	531
Other liabilities	345	434
Total liabilities	59,905	58,046
Commitments and contingencies		
Shareholders' equity:		
Preferred stock—no par value; 100,000 shares authorized; none issued and outstanding		
Common stock—no par value; 45,000,000 shares authorized; 13,262,826 and 13,079,912 shares issued and 13,242,929 and 13,060,015 outstanding at December 31, 2004 and 2003, respectively	75	75
Additional paid-in capital	136,111	135,034
Accumulated deficit	(35,596)	(39,168)
Accumulated other comprehensive income:		
Net unrealized holding gains (losses) on available-for-sale securities	(49)	1
Unrealized loss on interest rate swap	(92)	(350)
Foreign currency translation adjustment	2,719	1,170
Total accumulated other comprehensive income	2,578	821
Less: Cost of Common Stock held in treasury, 19,897 shares at December 31, 2004 and 2003	(393)	(393)
Total shareholders' equity	102,775	96,369
Total liabilities and shareholders' equity	**$162,680**	**$154,415**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands except share data)	common stock number of shares	common stock amount	additional paid-in capital	treasury stock	(accumulated deficit) retained earnings	accumulated other comprehensive income (loss)	total shareholders' equity	comprehensive income (loss)
Balance at January 1, 2002	**12,382,126**	**$75**	**$128,986**	**$(350)**	**$17,322**	**$(3,726)**	**$142,307**	
Net loss					(54,800)		(54,800)	(54,800)
Other comprehensive income:								
Foreign currency translation adjustment						2,223	2,223	2,223
Net unrealized holding losses on available-for-sale securities, net of tax						(41)	(41)	(41)
Net unrealized holding losses on interest rate swap agreement						(566)	(566)	(566)
Comprehensive loss								(53,184)
Issuance of Common Stock for acquisition	314,243		4,092				4,092	
Shares issued under stock plans	147,861		913				913	
Income tax benefit from exercise of stock options			275				275	
Treasury stock transaction	(2,617)			(43)			(43)	
Balance at December 31, 2002	**12,841,613**	**$75**	**$134,266**	**$(393)**	**$(37,478)**	**$(2,110)**	**$94,360**	
Net loss					(1,690)		(1,690)	(1,690)
Other comprehensive income:								
Foreign currency translation adjustment						2,708	2,708	2,708
Net unrealized holding gains on available-for-sale securities, net of tax						7	7	7
Net unrealized holding gains on interest rate swap agreement						216	216	216
Comprehensive income								1,241
Shares issued under stock plans	218,402		684				684	
Income tax benefit from exercise of stock options			84				84	
Balance at December 31, 2003	**13,060,015**	**$75**	**$135,034**	**$(393)**	**$(39,168)**	**$821**	**$96,369**	
Net income					3,572		3,572	3,572
Other comprehensive income:								
Foreign currency translation adjustment						1,549	1,549	1,549
Net unrealized holding losses on available-for-sale securities, net of tax						(50)	(50)	(50)
Net unrealized holding gains on interest rate swap agreement						258	258	258
Comprehensive income								5,329
Shares issued under stock plans	182,914		985				985	
Deferred compensation - restricted stock			(116)				(116)	
Income tax benefit from exercise of stock options			208				208	
Balance at December 31, 2004	**13,242,929**	**$75**	**$136,111**	**$(393)**	**$(35,596)**	**$2,578**	**$102,775**	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) For the Years Ended December 31,	2004	2003	2002
Cash flows from operating activities			
Net income (loss)	$3,572	$(1,690)	$(54,800)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	9,175	9,057	8,347
Goodwill and investment impairment	—	405	69,684
Deferred income taxes	514	1,358	(10,870)
Other	589	513	584
Gain on convertible note repayment	(597)	(558)	—
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(10,727)	5,245	14,421
Other current assets	(225)	(1,469)	(2,025)
Other assets	(58)	(271)	(136)
Investigator and project costs	935	(202)	1,724
Trade payables	3,302	(1,072)	(964)
Advance billings	786	(1,595)	455
Accrued liabilities and other	616	4,429	532
Net cash provided by operating activities	7,882	14,150	26,952
Cash flows from investing activities			
Purchase of available-for-sale securities	(9,419)	(47,741)	(48,989)
Proceeds from sale and maturity of available-for-sale securities	7,889	56,149	50,643
Acquisitions of property and equipment	(3,663)	(3,801)	(6,708)
Additions to internally developed software	(1,651)	(1,791)	(2,268)
Acquisitions of businesses, less cash acquired	—	(3,584)	(7,942)
Additional purchase price paid in connection with prior acquisition	—	—	(2,704)
Other	17	33	—
Net cash used in investing activities	(6,827)	(735)	(17,968)
Cash flows from financing activities			
Net repayments under credit facility	(3,024)	(3,000)	(1,902)
Payment of convertible note	(1,903)	(1,442)	—
Proceeds from issuance of Common Stock	141	192	383
Amounts payable – book overdraft	327	18	(401)
Payments on capital lease obligations	(975)	(851)	(818)
Other	—	—	58
Debt issue costs	—	(71)	(89)
Net cash used in financing activities	(5,434)	(5,154)	(2,769)
Effects of exchange rates on cash and cash equivalents	294	818	440
Net increase (decrease) in cash and cash equivalents	(4,085)	9,079	6,655

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands) **For the Years Ended December 31,**	**2004**	**2003**	**2002**
Cash and cash equivalents			
Beginning of year	21,750	12,671	6,016
End of year	$17,665	$21,750	$12,671
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$805	$921	$1,130
Cash paid (received) during the year for income taxes	$(90)	$1,227	$5,758
Supplemental schedule of noncash investing and financing activities			
Acquisition of equipment under capital leases	$938	$339	$1,107
Treasury stock acquired in escrow settlement	$—	$—	$(43)
Acquisitions of businesses:			
Fair value of assets acquired	$—	$3,806	$19,165
Fair value of liabilities assumed or incurred	—	(222)	(1,131)
Stock issued	—	—	(4,092)
Convertible debt issued	—	—	(6,000)
Net cash payments	**$—**	**$3,584**	**$7,942**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies:

Nature of Business

Kendle International Inc. (the Company) is an international contract research organization (CRO) providing integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consultation and organizational meeting management and publication services on a contract basis to the pharmaceutical and biotechnology industries. The Company has operations in North America, Latin America, Europe, Asia, Africa and Australia.

Principles of Consolidation and Organization

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies that are at least 20% owned and in which the Company can exercise significant influence but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies, which are less than 20% owned and the Company cannot exercise significant influence, are carried at cost. There are no significant amounts on the Consolidated Balance Sheet related to investments in unconsolidated companies.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the Consolidated Financial Statements of the Company from the respective dates of acquisition.

Foreign Currency Translation

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations.

Cash and Cash Equivalents, Including Restricted Cash

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

In 2004, the company held cash of approximately $971,000 that is restricted as to its use as compared to approximately $1.8 million in 2003. The restricted cash represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer.

Available-For-Sale Securities

Investments purchased with initial maturities greater than three months are classified as available-for-sale securities and consist of highly liquid debt securities. These securities are stated in the Consolidated Financial Statements at market value. The Company's investments represent the investment of cash available for current operations and are therefore classified as current assets in the Consolidated Balance Sheets. Realized gains and losses are included in the Consolidated Statements of Operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

Revenue Recognition

Net service revenues are earned by performing services primarily under fixed-price contracts. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. When estimates indicate a loss, such loss is provided in the current period in its entirety. Because of the uncertainties inherent in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change. Work also is performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract. Additionally, the Company recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. Finally, at one of the Company's subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocated portion of indirect costs including facilities, information systems and other costs. Selling, general and administrative costs are charged to expense as incurred.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

Concentration of Credit Risk

Accounts receivable represent amounts due from customers who are concentrated mainly in the biopharmaceutical industry. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers, and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote. Refer to Note 16 for additional information regarding revenue concentration.

Long-Lived Assets

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed over estimated useful lives of two to 10 years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in the Consolidated Statements of Operations.

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $2.9 million and $3.0 million at December 31, 2004 and 2003, respectively.

The Company capitalizes costs incurred to internally develop software used primarily in its proprietary clinical trial and data management systems, and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the Consolidated Balance Sheets at December 31, 2004 and 2003 were $16.1 million and $15.7 million, respectively. The related accumulated amortization at December 31, 2004 and 2003 was $11.0 million and $8.8 million, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, software, and investments are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.

Derivatives

From time to time, the Company may use derivative instruments to manage exposure to interest rates. Derivatives meeting the hedge criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, are recorded in the Consolidated Balance Sheet at fair value at each balance sheet date. When the derivative is entered into, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment and classifies the hedge as a cash flow hedge or a fair value hedge. If the hedge is determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income (loss). Changes in the value of fair value hedges are recorded in results of operations. In July of 2002, the Company entered into an interest rate swap agreement to fix the interest rate on its $15 million term loan. The swap is designated as a cash flow hedge. At December 31, 2004, approximately $92,000 has been recorded in Accumulated Other Comprehensive Income in the Consolidated Balance Sheets to reflect a decrease in the fair market value of the swap compared to approximately $350,000 at December 31, 2003.

Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Emerging Issues Task Force (EITF) 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," requires the Company to include amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Net Income (Loss) Per Share Data

Net income (loss) per basic share is computed using the weighted average common shares outstanding. Net income (loss) per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income (loss) per diluted share have been calculated as follows:

(in thousands)	2004	2003	2002
Weighted average common shares outstanding	13,166	12,973	12,734
Stock options	225	—	—
Weighted average shares	**13,391**	**12,973**	**12,734**

Options to purchase approximately 1.4 million shares of common stock were outstanding during 2004 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 2.1 million shares of common stock were outstanding during 2003 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 2.4 million shares of common stock were outstanding during 2002 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Income Taxes

The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities and for tax benefit carryforwards using enacted tax rates in effect in the year in which the differences are expected to reverse. Management provides valuation allowance against deferred tax assets for amounts which are not considered more likely than not to be realized.

Stock Options

The Company accounts for stock options issued in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options. The Company has adopted disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No.148, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant.

The weighted average fair value of the options granted in 2004, 2003 and 2002 was estimated as $4.34, $3.50 and $6.32, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.7%	3.0%	3.8%
Expected volatility	67.5%	69.8%	68.9%
Expected holding period	5.0 years	5.3 years	6.3 years

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2004, 2003 and 2002 would have been $3.9 million, $4.7 million and $5.0 million, respectively. The Company's pro forma net income (loss) and pro forma net income (loss) per basic and diluted share for 2004, 2003 and 2002 would have been reduced to the amounts below:

(in thousands, except per share data)	2004	2003	2002
Pro forma net income (loss)			
As reported	$3,572	$(1,690)	$(54,800)
Less: pro forma adjustment for stock-based			
compensation, net of tax	(3,015)	(3,487)	(3,979)
Pro forma net income (loss)	557	(5,177)	(58,779)
Pro forma net income (loss) per diluted share			
As reported	0.27	(0.13)	(4.30)
Pro forma	0.04	(0.40)	(4.62)
Effect of pro forma expense	(0.23)	(0.27)	(0.32)
Pro forma net income (loss) per basic share			
As reported	0.27	(0.13)	(4.30)
Pro forma	0.04	(0.40)	(4.62)
Effect of pro forma expense	(0.23)	(0.27)	(0.32)

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued State of Financial Accounting Standards No. 123, "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a range of share-based compensation arrangements, including share options, restricted stock plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123(R) replaces FAS Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Public entities will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company is in the process of evaluating the impact SFAS 123(R) will have on its reported earnings.

In December 2004, the FASB issued FASB Staff Position (FSP) No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The FSP provides guidance under FAS No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act, enacted on October 22, 2004, creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. FSP No. 109-2 states that companies are allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS No. 109. The Company has evaluated the effects of the repatriation provision and does not plan to repatriate undistributed income earned abroad. Therefore, the provisions of FSP 109-2 have no material effect on the Company's Consolidated Financial Statements.

In November 2003, during discussions on EITF Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the EITF reached a consensus, which requires quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 224 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The consensus on quantitative and qualitative disclosures is effective for fiscal years ending after December 15, 2003 and comparative information for earlier periods presented is not required. At the March 2004 EITF meeting, the Task Force reached a consensus on a three-step impairment model. Except for disclosure requirements already in place, the Issue 03-01 consensus will be effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004. The adoption of this standard has no material effect on the Company's Consolidated Financial Statements.

2. Available-For-Sale Securities:

The fair value of available-for-sale securities is estimated based on quoted market prices. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. The following is a summary as of December 31, 2004 of available-for-sale securities by contractual maturity where applicable (in thousands):

2004 Available-for-Sale Securities:	Amortized Cost	Unrealized Gain (loss)	Fair Value
Corporate-backed securities:			
Maturing in one year or less	$2,477	$(9)	$2,468
Maturing after 1 year through 5 years	4,978	(40)	4,938
Maturing after 10 years	445	—	445
Government-backed securities:			
Maturing in one year or less	—	—	—
Maturing after 1 year through 5 years	690	—	690
Maturing after 10 years	1,730	—	1,730
12/31/04 Totals	$10,320	$(49)	$10,271

The following is a summary as of December 31, 2003 of available-for-sale securities by contractual maturity where applicable (in thousands):

2003 Available-for-Sale Securities:	Amortized Cost	Unrealized Gain (loss)	Fair Value
Corporate-backed securities:			
Maturing in one year or less	$—	$—	$—
Maturing after 1 year through 5 years	50	—	50
Maturing after 5 years through 10 years	749	—	749
Maturing after 10 years	7,325	—	7,325
Government-backed securities:			
Maturing in one year or less	—	—	—
Maturing after 1 year through 5 years	366	1	367
Maturing after 10 years	390	—	390
12/31/03 Totals	$8,880	$1	$8,881

Proceeds from the sales or maturities of investments in securities were $7.9 million, $56.1 million and $50.6 million in 2004, 2003 and 2002, respectively. There were no gross losses realized on these sales for the years ended December 31, 2004, 2003 and 2002.

3. Fair Value of Financial Instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale securities, amounts outstanding under credit facility and notes payable, approximate their fair value.

4. Accounts Receivable:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

(in thousands) **December 31,**	2004	2003
Billed	$34,508	$23,813
Unbilled	21,517	17,760
	$56,025	$41,573

The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might cause collection problems. The balance in allowance for doubtful accounts receivable was as follows:

Balance at 12/31/01	**$377**
Invoice write-offs	(82)
Acquired via acquisition	149
Balance at 12/31/02	**$444**
Invoice write-offs	(8)
Additional expense	97
Balance at 12/31/03	**$533**
Invoice write-offs	(436)
Additional expense	149
Balance at 12/31/04	**$246**

5. Property and Equipment:

Property and equipment is summarized as follows:

(in thousands) December 31,	2004	2003
Furnishings, equipment and other	$45,225	$40,931
Equipment under capital leases	4,453	4,612
Less: accumulated depreciation and amortization	(32,857)	(27,936)
Property and equipment, net	$16,821	$17,607

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $5.3 million, $5.4 million and $5.1 million, respectively.

6. Goodwill and Other Intangible Assets:

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002, the Company discontinued the amortization of goodwill and other identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

In accordance with SFAS No. 142, goodwill is evaluated on an annual basis for impairment at the reporting unit level. Such evaluation is based on a two-step test starting with a comparison of the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second phase of the test measures the impairment.

The Company has identified the reporting unit as the Company as a whole. The Company analyzed goodwill for impairment by comparing the carrying amount of the Company to the fair value of the Company. The fair value of the Company was calculated based on the Income Approach, which uses discounted cash flows, as well as public information regarding the market capitalization of the Company.

The Company completed the testing in the fourth quarter of 2004. The fair value of the Company exceeded the carrying value, resulting in no goodwill impairment for 2004. Similarly, the analysis in the fourth quarter of 2003 resulted in no goodwill impairment.

In the fourth quarter of 2002, the Company determined that goodwill was impaired and recognized an impairment loss of $67.7 million in the fourth quarter of 2002. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations.

Non-amortizable intangible assets at December 31, 2004 and December 31, 2003 are composed of:

(in thousands)	Goodwill	Indefinite-lived intangible
Balance at 12/31/02	$22,033	$15,000
Additional amount acquired	1,932	—
Foreign currency fluctuations	1,828	—
Tax benefit to reduce goodwill	(389)	—
Balance at 12/31/03	$25,404	$15,000
Additional amount acquired	—	—
Purchase accounting adjustment	(13)	—
Foreign currency fluctuations	1,001	—
Tax benefit to reduce goodwill	(389)	—
Balance at 12/31/04	**$26,003**	**$15,000**

The Company acquired $1.9 million of goodwill in 2003 resulting from the acquisition of Estadisticos y Clinicos Asociados, S.A. (ECA). The goodwill acquired is deductible for income tax purposes. Approximately $1.6 million of the goodwill is immediately deductible with the remainder deductible over a 15-year period.

The Company acquired $2.9 million of goodwill in 2002 resulting from the acquisition of Clinical and Pharmacologic Research, Inc. (CPR). The goodwill and the intangible asset acquired in the acquisition are deductible for income tax purposes over a 15-year period.

The $15 million intangible asset represents one customer relationship acquired in the Company's acquisition of CPR, the fair value of which was determined by management based on a third-party valuation. The nature of this identifiable intangible asset was reviewed at the end of 2002, 2003 and 2004 and the determination was made that the original indefinite life remains appropriate. The contract was determined to have an indefinite useful life based on a number of factors, including the unique nature of the services provided by CPR, high barriers to entry to a competitor and the long-term historical relationship between CPR and its sole customer without material modifications to the terms of the arrangement and without substantial cost of renewal. The intangible asset will continue to be evaluated each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Amortizable intangible assets at December 31, 2004 and December 31, 2003 are composed of:

(in thousands)	Customer Relationships	Non-Compete Agreements	Internally-Developed Software
Balance at 12/31/02	$—	$—	$7,967
Additional amount acquired	400	460	1,791
Dispositions	—	—	—
2003 amortization	(11)	(28)	(2,790)
Balance at 12/31/03	$389	$432	$6,968
Additional amount acquired	—	—	1,651
Dispositions	—	—	(586)
2004 amortization	(43)	(115)	(2,936)
Balance at 12/31/04	**$346**	**$317**	**$5,097**

Amortization expense for the next five years relating to these amortizable intangible assets is estimated to be as follows:

(in thousands)	
2005	$2,254
2006	$1,430
2007	$987
2008	$433
2009	$165

For further detail regarding the amortizable assets acquired during 2003, see Note 13, Acquisitions.

7. Other Accrued Liabilities:

Other accrued liabilities at December 31, 2004 and 2003 consisted of the following:

(in thousands) **December 31,**	**2004**	**2003**
Accrued compensation and related payroll withholdings and taxes	$6,592	$7,966
Amounts payable - book overdraft	453	114
Other	8,083	6,654
	$15,128	**$14,734**

8. Debt:

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced its previous credit facility that would have expired in October 2003. Certain provisions of this Facility subsequently have been amended. The Facility is composed of a revolving credit loan that expires in May 2005 and a $15.0 million term loan that matures in March 2007. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The revolving credit loan bears interest at a rate equal to either (a) the Eurodollar Rate plus the Applicable Percentage (as defined), or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate.

Under terms of the Facility, revolving loans are convertible into term loans within the Facility if used for acquisitions. The Facility contains various restrictive financial covenants, including the maintenance of certain fixed-coverage and leverage ratios. The Company is in compliance with the financial covenants contained in the Facility (as amended) as of December 31, 2004.

The $5.0 million Multicurrency Facility is composed of a Euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or, (b) the Bank's Base Rate (as determined by the Bank having regard to prevailing market rates) plus a margin (as defined).

At December 31, 2004, no amounts were outstanding under the Company's revolving credit loan, $6.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 5.82%. Principal payments of $750,000 are due on the term loan on the last business day of each quarter through March 2007.

Effective July 1, 2002, the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. The swap is designated as a cash flow hedge under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under the swap agreement, the interest rate on the term loan is fixed at 4.32% plus the applicable margin (currently 1.5%). The swap is in place through the life of the term loan, ending on March 31, 2007. Changes in fair value of the swap are recorded in Accumulated Other Comprehensive Loss on the Condensed Consolidated Balance Sheet. At December 31, 2004, approximately $92,000 has been recorded in Accumulated Other Comprehensive Loss to reflect a decrease in the fair value of the swap compared to a decrease in the fair value of approximately $351,000 at December 31, 2003.

With the acquisition of CPR, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually.

In June of 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003 and January 10, 2005. The four payments are to be initiated either by the Company through the exercise of a "call" option or by the CPR shareholders through the exercise of a "put" option. If the four put or call options are exercised, the Company would pay $4.5 million to fully settle the $6.0 million note. Gains resulting from this early extinguishment of debt are recorded when paid as a gain in the Company's Consolidated Statements of Operations. In the first quarter of 2004 the Company paid approximately $750,000 to settle $1.0 million of the then remaining $4.0 million of the convertible note that was outstanding at December 31, 2003. A gain of $254,000 was recorded in the first quarter of 2004 in the Company's Consolidated Statements of Operations. Similarly, in the second quarter of 2004, the Company paid approximately $1.2 million to settle $1.5 million of the remaining $3.0 million of the convertible note that was outstanding at March 31, 2004. A gain of $343,000 was recorded in the second quarter of 2004 in the Company's Consolidated Statements of Operations. The balance which remains outstanding under this convertible note at December 31, 2004 is $1.5 million. The final repayment occurred in the first quarter of 2005.

9. Employee Severance and Office Consolidation Costs:

In the first quarter of 2004, to align its resources to meet customer need and demand projections, the Company implemented a workforce realignment plan that resulted in a pre-tax charge of approximately $254,000 for severance and outplacement benefits. An additional $48,000 in net costs (composed of approximately $80,000 in additional costs offset by a reduction to the liability of approximately $32,000) was incurred in the second quarter of 2004 relating to this plan. The workforce realignment plan affected approximately 3 percent of the Company's North American workforce. Payments in 2004 totaled $302,000 and no amounts remain accrued at December 31, 2004. Costs related to this program are reflected in the line item titled, "Severance and Office Consolidation Costs in the Company's Consolidated Statements of Operations."

In August, 2003, the Company initiated a workforce realignment plan that immediately eliminated approximately 65 positions from its global workforce. In the third quarter of 2003, the Company recorded a pre-tax charge of approximately $897,000 for severance and outplacement benefits related to this workforce realignment. Approximately $882,000 was paid during the third and fourth quarters of 2003 and approximately $15,000 remains accrued and is reflected in "Other Accrued Liabilities" on the Company's Consolidated Balance Sheet. Costs related to this program are reflected in the line item titled, "Severance and Office Consolidation Costs in the Company's Consolidated Statements of Operations."

To bring its cost structure more in line with the then-current revenue projections, in the first quarter of 2003, the Company recorded a pre-tax charge of approximately $680,000 for severance and outplacement benefits related to a workforce reduction program that affected approximately 17 employees. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by $106,000 as a result of lower-than-expected severance costs related to the workforce reduction. No amounts remain accrued at December 31, 2003. Costs related to this program are reflected in the line item titled, "Severance and Office Consolidation Costs in the Company's Consolidated Statements of Operations."

On August 29, 2002, the Company committed to a plan that consolidated its three New Jersey offices into one central office, located in Cranford, New Jersey. At that time, the Company maintained separate offices in Princeton, Cranford and Fort Lee, New Jersey. The leases for the Fort Lee and Princeton offices expired during the fourth quarter of 2002 and the first quarter of 2003, respectively. The Company vacated these offices in the fourth quarter in advance of the expiration of each of the respective office leases. As part of this plan, the Company eliminated approximately 22 full-time positions.

In connection with the office consolidation, the Company recorded a pre-tax charge of $321,000 in the third quarter of 2002, consisting primarily of facility lease costs and severance and outplacement costs. In the first quarter of 2003, the Company incurred an additional $52,000 in costs related to the office consolidation.

(in thousands)	Employee Severance	Facilities	Other	Total
Liability at December 31, 2001	$—	$—	$—	$—
Amounts accrued	172	97	52	321
Amounts paid	(99)	(53)	(12)	(164)
Liability at December 31, 2002	$73	$44	$40	$157
Amounts accrued	1,639	—	—	1,639
Amounts paid	(1,568)	(25)	—	(1,593)
Non-cash charge	—	(4)	—	(4)
Adjustment to liability	(129)	(15)	(30)	(174)
Liability at December 31, 2003	$15	$—	$10	$25
Amounts accrued	334	—	—	334
Amounts paid	(302)	—	(10)	(312)
Non-cash charge	—	—	—	—
Adjustment to liability	(32)	—	—	(32)
Liability at December 31, 2004	**$15**	**$—**	**$—**	**$15**

10. Employee Benefit Plans:

401(k) Plan

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. The Company makes a matching contribution of 50% of each participant's contribution of up to 6% of salary. The Company's matching contributions to this plan totaled approximately $1,042,000, $1,144,000 and $989,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (the Purchase Plan) which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the 12-month period beginning July 1 of each year. The Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 2004, 2003 and 2002, respectively, 103,693, 63,812 and 38,098 shares were purchased under the Purchase Plan. At December 31, 2004, 139,331 shares were available for issuance under the Purchase Plan.

Stock Option and Stock Incentive Plan

In 1997, the Company established the 1997 Stock Option and Stock Incentive Plan (the 1997 Plan) that provides for the grant of up to 1,000,000 options to acquire the Company's Common Stock, consisting of both incentive and non-qualified stock options. In April 2000, shareholders approved an amendment to the 1997 Plan increasing the number of stock options that can be granted to 3,000,000. Participation in the 1997 Plan is at the discretion of the Board of Director's Management Development and Compensation Committee. Prior to August 2002, the 1997 Plan was administered by the Board of Directors' Compensation Subcommittee. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Management Development and Compensation Committee. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options under this 1997 plan can be granted after August 2007. The Company has reserved 3,000,000 shares of Common Stock for the 1997 Plan, of which 1,061,526 are available for grant at December 31, 2004.

The 1997 Plan replaced a similar plan under which 152,283 options were outstanding at December 31, 2004.

Aggregate stock option activity during 2004, 2003 and 2002 was as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at 12/31/01	**1,927,992**	**$12.62**
Granted	804,700	9.60
Canceled	(247,916)	15.41
Exercised	(105,909)	3.60
Options outstanding at 12/31/02	**2,378,867**	**11.84**
Granted	329,300	5.72
Canceled	(498,353)	12.26
Exercised	(137,511)	1.40
Options outstanding at 12/31/03	**2,072,303**	**11.24**
Granted	307,000	6.89
Canceled	(313,070)	13.39
Exercised	(65,860)	2.14
Options outstanding at 12/31/04	**2,000,373**	**10.51**

Options Outstanding

Range of Exercise Price	Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.91 - $3.10	188,283	2.8	$1.35
$3.11 - $6.20	178,800	8.5	4.96
$6.21 - $9.30	824,700	7.8	7.88
$9.31 - $12.40	200,750	6.5	9.97
$12.41 - $15.50	141,080	4.1	13.71
$15.51 - $21.70	403,840	6.7	19.69
$21.71 - $31.00	62,920	3.7	23.85

Options Exercisable

Range of Exercise Price	Options Exercisable at December 31, 2004	Weighted Average Exercise Price
$0.00 - $3.10	164,950	$1.54
$3.11 - $6.20	55,440	5.34
$6.21 - $9.30	298,300	8.26
$9.31 - $12.40	136,580	10.12
$12.41 - $15.50	118,248	13.92
$15.51 - $21.70	234,900	19.69
$21.71 - $31.00	62,920	23.85
	1,071,338	11.36

At December 31, 2003, 1,001,469 options were exercisable with a weighted-average exercise price of $11.59. At December 31, 2002, 850,593 options were exercisable with a weighted-average exercise price of $10.60.

Effective October 1, 2002 the Company granted awards of restricted shares to certain executives pursuant to the 1997 Plan. Such shares vest ratably over a three-year period, with shares restricted from transfer until vesting. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration. The

Company granted 18,000 shares of restricted stock in May 2004, none of which have vested as of December 31, 2004. In 2002, 24,500 restricted shares were issued. As of December 31, 2004, 12,333 of the shares granted in 2002 are vested.

11. Commitments and Contingencies:

Leases:

The Company leases facilities, office equipment and computers under agreements that are classified as either capital or operating leases. The leases have initial terms that range from two to seven years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, net of sublease income, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 2004:

(in thousands)	Capital Leases	Operating Leases
2005	$784	$7,471
2006	427	7,125
2007	222	6,805
2008	192	5,962
2009	72	3,879
thereafter	—	2,917
Total minimum lease payments	1,697	$34,159
Amounts representing interest	(94)	
Present value of net minimum lease payments	1,603	
Current portion	740	
Obligations under capital leases, less current portion	**$863**	

The Company expects rental income from subleases of approximately $0.4 million in 2005 and $0.1 million in 2006 based on a sublease agreement executed in June 2000.

Rental expense under operating leases for 2004, 2003 and 2002 was $7.0 million, $5.7 million and $6.4 million, respectively.

Protective Compensation and Benefit Agreements:

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on the last day of the fiscal year, and are automatically extended in one-year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 2004, the maximum amount that could be required to be paid under these Agreements, if such events occur, is approximately $5.9 million.

Legal Proceedings:

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

12. Income Taxes:

The provision for income taxes for the years ended December 31, 2004, 2003 and 2002, is as follows:

(in thousands)	2004	2003	2002
Current:			
Federal	$(708)	$(2,330)	$2,134
State and local	(639)	241	300
Foreign	2,925	2,916	1,752
Subtotal	1,578	827	4,186
Deferred:			
Federal	395	1,610	(8,233)
State and local	(114)	(418)	(2,243)
Foreign	233	166	(394)
Subtotal	514	1,358	(10,870)
Benefit applied to reduce goodwill	389	389	389
Total provision	**$2,481**	**$2,574**	**$(6,295)**

The sources of income (loss) before income taxes are presented as follows:

(in thousands)	2004	2003	2002
United States	$(529)	$(1,726)	$(30,677)
Foreign	6,582	2,610	(30,418)
Income (loss) before income taxes	$6,053	$884	$(61,095)

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

	2004	2003	2002
Income tax expense at the U.S. federal statutory rate	35.0%	35.0%	35.0%
Effects of foreign taxes, net of foreign tax credits and deductions	13.9	235.1	(19.7)
State and local income taxes, net of federal benefit	(7.6)	(8.6)	2.0
Non-deductible write-down of joint venture	—	16.0	—
Non-deductible goodwill amortization	—	—	(5.9)
Other	(0.3)	13.7	(1.1)
Total	**41.0%**	**291.2%**	**10.3%**

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $13.8 million.

Components of the Company's net deferred tax asset and liability included in the Consolidated Balance Sheet at December 31, 2004 and 2003 are as follows:

(in thousands)	2004	2003
Deferred tax assets:		
Compensation and employee benefits	$518	$469
Accrued expenses and other future deductible items	725	560
Foreign operating loss carryforward	5,162	4,642
State and local operating loss carryforward	2,295	2,086
Tax benefit of unrealized losses	33	—
Contributions carryforward	73	29
Capital loss carryforward	992	985
Foreign tax credit carryforward	373	613
Intangible assets	5,741	7,809
Accounting method differences	248	189
Total deferred tax assets	**16,160**	**17,382**
Deferred tax liabilities:		
Software costs	2,004	2,757
Depreciation	908	1,543
Unrealized foreign exchange gains	128	281
Change of tax accounting method	—	160
Deferred state income taxes	310	391
Tax cost of unrealized gains	—	1
Total deferred tax liability	**3,350**	**5,133**
Valuation allowance	**7,014**	**5,865**
Total net deferred tax (asset)/liability	**$(5,796)**	**$(6,384)**

The deferred tax asset for state and local operating loss carryforwards of $2.3 million relates to amounts that expire at various times from 2006 to 2025.

The Company has foreign operating loss carryforwards of $830,000 with a recognized tax benefit of $221,000. Of this benefit, $33,000 will expire in 2010, $19,000 will expire in 2013, $154,000 will expire in 2014 and $15,000 can be carried forward indefinitely.

The Company has foreign operating loss carryforwards of $15.7 million with a tax benefit of $4.9 million, for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. Of this benefit, $29,000 will expire in 2009, $20,000 will expire in 2010 and $4,891,000 can be carried forward indefinitely.

The Company has capital loss carryforwards of $2.3 million with a tax benefit of $992,000, for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. Of this tax benefit, $140,000 will expire in 2005, $14,000 will expire in 2006, $4,000 will expire in 2007, $827,000 will expire in 2008 and $7,000 will expire in 2010. The ultimate realization of this tax benefit is dependent upon the generation of sufficient capital gains within the carryforward periods.

The Company has foreign tax credit carryforwards with a tax benefit of $373,000 for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. Of this benefit, $17,000 will expire in 2007, $334,000 will expire in 2008 and $22,000 can be carried forward indefinitely.

A valuation allowance has been established for other deferred tax assets of $708,000 related to operations in foreign tax jurisdictions based upon an assessment that it is more likely than not that realization cannot be assured.

Income tax benefits related to stock option exercises and the Employee Stock Purchase Plan were $208,000, $84,000 and $275,000 for 2004, 2003 and 2002, respectively, and have been shown as increases to additional paid-in capital.

The income tax costs (benefits) related to unrealized gains and losses in other comprehensive income components of shareholders' equity were ($34,000) in 2004, $5,000 in 2003 and ($27,000) in 2002.

13. Acquisitions:

Details of the Company's acquisitions from 2001 through 2003 are listed below. The acquisitions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

Valuation of the Common Stock issued in the acquisitions was based on an appraisal obtained by the Company on previous similarly structured acquisitions, which provided for a discount of the shares due to lock-up restrictions and the lack of registration of the shares.

2003:

In October 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Estadisticos y Clinicos Asociados, S.A., a CRO located in Mexico City, Mexico. The acquisition enables the Company to expand its capability to conduct clinical trials in Latin America.

The aggregate purchase price was approximately $3.6 million in cash (including acquisition costs).

The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)	At October 1, 2003
Current assets	$727
Fixed assets	275
Other assets	12
Goodwill	1,932
Intangible assets	860
Total assets acquired	3,806
Current liabilities	222
Net assets acquired	$3,584

Of the $860,000 of intangible assets, $400,000 was assigned to customer relationships and $460,000 was assigned to non-compete agreements. The intangible assets are amortizable over a period of 20 years for the customer relationships and four years for the non-compete agreements. The fair value of the intangible assets was determined by management based on a third party valuation. The goodwill acquired is deductible for income tax purposes.

2002:

In January 2002, the Company acquired substantially all of the assets of Clinical and Pharmacologic Research, Inc. (CPR) located in Morgantown, West Virginia. CPR specializes in Phase I studies for the generic drug industry, enabling the Company to expand into the generic drug market.

The aggregate purchase price was approximately $18.2 million, including approximately $8.1 million in cash (including acquisition costs), 314,243 shares of Common Stock valued at $4.1 million and a $6.0 million subordinated note. The note is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time before January 29, 2005, the Maturity Date (see Note 8).

The following summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The intangible asset represents one customer contract, the fair value of which was determined by management based on a third-party valuation.

(in thousands)	At January 29, 2002
Current assets	$1,241
Fixed assets	213
Goodwill	2,927
Intangible assets	15,000
Total assets acquired	19,381
Liabilities assumed	1,131
Net assets acquired	$18,250

The following unaudited pro forma results of operations assume the 2003 and 2002 acquisitions occurred at the beginning of 2002:

(in thousands, except per share data)	2003	2002
Net service revenues	$161,563	$168,672
Net loss	(880)	(54,459)
Net loss per diluted share	$(0.07)	$(4.27)
Weighted average shares	12,973	12,758

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 2002, nor are they necessarily indicative of future operating results.

14. Investments:

The Company has a 50% owned joint venture investment in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits), a company located in China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits. In the second quarter of 2003, the Company determined that its investment in KendleWits was permanently impaired, and, as a result, recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero. Future capital investment needs will be dependent upon the on-going capitalization needs of KendleWits and the Company's willingness to provide additional capital. The Company is not obligated to make any additional investment in KendleWits and currently has no plans to do so. The loss recorded from the equity investment in KendleWits for the year ended December 31, 2002 was approximately $126,000.

In January 1999, the Company acquired a minority interest in Digineer, Inc. ("Digineer", formerly Component Software International, Inc.), an internet healthcare consulting and software development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock valued at approximately $0.3 million. The Company accounted for this investment under the cost method.

During the second quarter of 2002, Digineer adopted a plan to cease operations. As a result of this action, the Company determined that its investment in Digineer was permanently impaired. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge to reflect the write-off of its investment. The write-off is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company has recorded a valuation allowance against the deferred tax asset relating to the Digineer write-off and no income tax benefit has been recorded.

Stock Information

The common stock of Kendle trades on the Nasdaq Stock Market® under the symbol KNDL. The number of holders of record of Kendle common stock was 183 as of March 1, 2005. This total excludes shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks. The Company has not paid dividends on its common stock since its inception.

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, May 5, 2005, at 9:30 a.m. Eastern Time, in the Green Room of the Aronoff Center for the Arts, 650 Walnut Street, Cincinnati, Ohio 45202.

Market Price for Common Stock

2004 Quarters Ended	High	Low
March 31	$10.39	$6.15
June 30	$9.74	$7.00
September 30	$7.75	$5.29
December 31	$9.29	$5.00

2003 Quarters Ended	High	Low
March 31	$10.10	$3.05
June 30	$6.80	$3.35
September 30	$7.24	$4.43
December 31	$7.50	$5.25

Kendle

Financial Reports

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available at www.kendle.com or upon request from:

Investor Relations
Kendle International Inc.
Attn: Patricia S. Frank
1200 Carew Tower
441 Vine Street
Cincinnati, OH 45202

Transfer Agent & Registrar
LaSalle Bank NA
135 S. LaSalle Street
Suite 1960
Chicago, IL 60603
Attn: Ms Arlene Kaminski
800.246.5761, option #2

Independent Accountants
Deloitte & Touche LLP
Cincinnati, Ohio

Outside Legal Counsel
Keating, Muething & Klekamp P.L.L.
Cincinnati, Ohio

Real people. Real resul

Kendl

Corporate Headquarters
1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202
Email: info@kendle.com
www.kendle.com